FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Cameco Corporation (Cameco)

2121 – 11th Street West

Saskatoon, Saskatchewan S7M 1J3

Item 2 – Date of Material Change

December 11, 2017

Item 3 – News Release

The news release relating to the material change described in this report was issued by Cameco via Marketwired on Monday, December 11, 2017. A copy of the news release has been filed on SEDAR and is available at www.sedar.com.

Item 4 – Summary of Material Change

The restructuring of Joint Venture Inkai LLP (JV Inkai) outlined in the implementation agreement dated May 27, 2016 (Implementation Agreement) with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom) and JV Inkai closed today and will take effect on January 1, 2018.

This restructuring was subject to obtaining all required government approvals, including an amendment to JV Inkai’s existing Resource Use Contract with the Republic of Kazakhstan, which have been obtained.

The amendment to the Resource Use Contract provides as follows:

•	JV Inkai has the right to increase production to 10.4 million pounds of U3O8 per year (Cameco’s share 4.2 million pounds), an increase from the current licensed production of 5.2 million pounds (Cameco’s share 3.0 million pounds);

•	JV Inkai has the right to produce from blocks 1, 2 and 3 until 2045 (currently, the lease terms are to 2024 for block 1 and to 2030 for blocks 2 and 3); and

•	the current boundaries of blocks 1, 2 and 3 have been adjusted to match the agreed production profile for JV Inkai to 2045.

Under the Implementation Agreement, on January 1, 2018, Cameco’s ownership interest in JV Inkai will be adjusted to 40% and Kazatomprom’s ownership interest in JV Inkai will be adjusted to 60% and a new governance framework for JV Inkai protecting the rights of Cameco as a minority owner will take effect. In addition, the loan previously funded by a Cameco subsidiary to JV Inkai to fund exploration and evaluation of block 3 was restructured to provide for priority repayment. Such priority repayment commenced in 2017 and the balance of the loan was US $124 million at the end of Q3 of 2017.

The amendment to the Resource Use Contract and the adjustment to Cameco’s ownership interest in JV Inkai results in material changes to Cameco’s mineral reserves and mineral resources reported for Inkai. As of January 1, 2018, compared to mineral reserves and mineral reserves reported as of December 31, 2016, Cameco’s share of JV Inkai mineral reserves increases by approximately 62 million pounds U3O8, measured and indicated mineral resources decrease by nearly 68 million pounds, and inferred mineral resources decrease by nearly 56 million pounds. Cameco will detail the changes in a new NI 43-101 technical report for JV Inkai to be filed within 45 days.

Item 5 – Full Description of Material Change

The restructuring of JV Inkai outlined in the Implementation Agreement with Kazatomprom and JV Inkai closed today and will take effect on January 1, 2018.

This restructuring was subject to obtaining all required government approvals, including an amendment to JV Inkai’s existing Resource Use Contract with the Republic of Kazakhstan, which have been obtained.

The amendment to the Resource Use Contract provides as follows:

•	JV Inkai has the right to increase production to 10.4 million pounds of U3O8 per year (Cameco’s share 4.2 million pounds), an increase from the current licensed production of 5.2 million pounds (Cameco’s share 3.0 million pounds);

•	JV Inkai has the right to produce from blocks 1, 2 and 3 until 2045 (currently, the lease terms are to 2024 for block 1 and to 2030 for blocks 2 and 3); and

•	the current boundaries of blocks 1, 2 and 3 have been adjusted to match the agreed production profile for JV Inkai to 2045.

Under the Implementation Agreement, Cameco’s ownership interest in JV Inkai will be adjusted to 40% and Kazatomprom’s ownership interest in JV Inkai will be adjusted to 60% on January 1, 2018. As a result, Cameco will account for JV Inkai on an equity basis commencing on January 1, 2018. Also on January 1, 2018, a new governance framework for JV Inkai protecting the rights of Cameco as a minority owner will take effect.

The amendment to the Resource Use Contract and the adjustment to Cameco’s ownership interest in JV Inkai results in material changes to Cameco’s mineral reserves and mineral resources reported for Inkai.

Inkai Mineral Reserves and Mineral Resources as of January 1, 2018

CATEGORY		TONNES	GRADE	TOTAL Lbs U3O8	Cameco’s Share Lbs U3O8
		(thousands)	%U3O8	(millions)	(millions)
RESERVES
	Proven	211,852.5	0.036	167.5	67.0
	Probable	166,913.0	0.028	102.1	40.9
	Total	378,765.5	0.032	269.6	107.9

RESOURCES
	Measured	36,680.9	0.026	21.3	8.5
	Indicated	21,132.2	0.023	10.7	4.3
	Inferred	116,394.6	0.029	75.0	30.0

Notes:

(1)	Cameco reports mineral reserves and mineral resources separately. Reported mineral resources do not include amounts identified as mineral reserves. Totals may not add up due to rounding.
(2)	Cameco’s share is 40% of total mineral reserves and mineral resources.
(3)	The geological model used for Inkai involves geological interpretations on section and plan derived from surface drillhole information.
(4)	Mineral resources have been estimated at minimum grade-thickness cut-offs per hole of 0.047 and 0.071 m%U3O8, using 2-dimensional block models.
(5)	Inferred mineral resources are estimated on the basis of limited geological evidence and sampling, sufficient to imply but not verify geological grade and continuity. They have a lower level of confidence than that applied to an indicated mineral resource and cannot be directly converted to a mineral reserve.
(6)	There are no known environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other relevant factors that could materially affect the above estimate of mineral resources.
(7)	Mineral resources that are not mineral reserves have no demonstrated economic viability and do not meet all relevant modifying factors.
(8)	Mineral resources and mineral reserves have been estimated based on the use of the ISR extraction method with allowance for the volume contacted by the solution. The production is planned to ramp up to 10.4 million pounds of U3O8. Annual production levels will be dependent on results of further delineation drilling and market conditions.
(9)	An average price over the mine life of $53 (US) per pound of U3O8 was used to estimate the mineral reserves with exchange rates of $1.00 US=$1.25 Cdn and 256 Kazakhstan Tenge to $1.00 Cdn.
(10)	Mineral reserves have been estimated at a grade-thickness cut-off of 0.13 m%U3O8.
(11)	Total pounds U3O8 contained in mineral reserves are not adjusted for the estimated metallurgical recovery of 85%.
(12)	There are no known mining, metallurgical, infrastructure, permitting or other relevant factors that could materially affect the above estimate of mineral reserves.

Compared to mineral reserves reported as of December 31, 2016, Cameco’s share of JV Inkai mineral reserves increases by approximately 62 million pounds U3O8. Measured and indicated mineral resources decrease by nearly 68 million pounds and inferred mineral resources decrease by nearly 56 million pounds.

Cameco and Kazatomprom have also completed a feasibility study to evaluate the design, construction and operation of a uranium refinery in Kazakhstan with the capacity to produce 6,000 tU annually as uranium trioxide (UO3). A formal joint decision has not yet been made as to whether the refinery will be built. In the event of a joint decision to construct the refinery, further adjustments to Cameco and Kazatomprom’s ownership interests in JV Inkai will be made.

Finally, the loan previously funded by a Cameco subsidiary to JV Inkai to fund exploration and evaluation of block 3 was restructured to provide for priority repayment. Such priority repayment commenced in 2017 and the balance of the loan was US $124 million at the end of Q3 of 2017.

The Inkai operation is an in situ recovery uranium mine in south Kazakhstan that is owned and operated by JV Inkai which, in turn, is currently owned by Cameco (60%) and Kazatomprom (40%). Cameco’s current interest in production from JV Inkai is 57.5% based on previous agreements with Kazatomprom.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

Sean A. Quinn

Senior Vice-President, Chief Legal Officer and Corporate Secretary

Cameco Corporation

(306) 956-6220

Item 9 – Date of Report

December 11, 2017

Caution Regarding Forward-Looking Information and Statements

Certain information in Items 4 and 5 of this Material Change Report constitutes “forward-looking information” or “forward-looking statements” within the meaning of Canadian and U.S. securities laws. Please refer to Cameco’s December 11, 2017 news release under the heading “Caution Regarding Forward-Looking Information and Statements” for a description of the material assumptions which this forward-looking information is based on and the material risks that could cause actual results to differ materially from the forward-looking information. Cameco has provided this forward-looking information to help you understand management’s view regarding the restructuring of JV Inkai, closing of the Implementation Agreement and amendment to the Resource Use Contract and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except as legally required.

Qualified Persons

The above scientific and technical information related to Inkai, including mineral reserve and mineral resource estimates, was approved by the following individuals who are qualified persons for the purpose of National Instrument 43-101:

•	Darryl Clark, PhD, P. Geo., President, Cameco Kazakhstan LLP

•	Alain G. Mainville, P. Geo., Director, Mineral Resources Management, Cameco Corporation

•	Stuart B. Soliz, P. Geo., Principal Geologist, Power Resources, Inc. (operating as Cameco Resources)

•	Robert J. Sumner, PhD, P. Eng., Principal Metallurgist, Technical Services, Cameco Corporation